Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Canplats Resources Corporation (the “Company”) #1510 – 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change January 14, 2009
Item 3	News Release The news release dated January 14, 2009 was disseminated through Marketwire’s Canadian Select Disclosure Network.
Item 4	Summary of Material Change The Company announced that its shareholders approved and ratified the Company’s Shareholder Rights Plan at its annual general and special meeting held on January 14, 2009.
Item 5	Full Description of Material Change 5.1 Full Description of Material Change See attached news release dated January 14, 2009. 5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer R.E. Gordon Davis, Chairman and CEO 604.683.8218
Item 9	Date of Report Dated at Vancouver, BC, this 15th day of January, 2009.

NEWS RELEASE

January 14, 2009	TSX Venture Symbol: CPQ

CANPLATS SHAREHOLDERS APPROVE RIGHTS PLAN

Vancouver, BC – Canplats Resources Corporation (“Canplats” or the “Company”) is pleased to announce that its shareholders overwhelmingly approved and ratified the Company's Shareholder Rights Plan during Canplats annual general and special meeting held on January 14, 2009.

The Rights Plan was adopted to ensure the fair treatment of all Canplats shareholders in the event of a take-over bid for the outstanding common shares of Canplats.  In the event that a take-over bid should occur, the Rights Plan provides a mechanism to ensure that shareholders have adequate time to properly evaluate and assess it without facing undue pressure or coercion.  The Rights Plan also provides the Board with additional time to consider any take-over bid and, if applicable, to explore alternative transactions in order to maximise shareholder value.  Accordingly, the Rights Plan is not designed to prevent take-over bids that treat Canplats shareholders fairly.

The Rights Plan is subject to acceptance by the TSX Venture Exchange.

A copy of the Shareholder Rights Plan Agreement will be available under the Company’s profile at www.sedar.com, the website maintained by the Canadian securities regulatory authorities.  Reference should be made to the full text of the plan for the details of its provisions.

In addition, the company is pleased to announce the appointment of Peter de Visser as CFO. Peter, a graduate of the University of British Columbia, is a partner of DeVisser Gray Chartered Accountants and is a member of the Technical Forum of the BC Institute of Chartered Accountants to the British Columbia Securities Commission. He has acted as a Chief Financial Officer for a number of TSX-listed gold mining companies. Mr. de Visser replaces Tom Yip who, along with Ken McNaughton, Vice President, Exploration, and John Kim, Corporate Secretary, did not stand for reappointment following the Company’s annual general and special meeting.

For further information, contact:

Corporate Information:
Canplats Resources Corporation
R.E. Gordon Davis
Chairman and C.E.O.
Direct: (604) 629-8292

Canplats Resources Corporation
Bruce A. Youngman
President and C.O.O.
Direct: (604)-629-8293

Investor Inquiries:
Blaine Monaghan
Director, Investor Relations
Direct: (604) 629-8294
Toll-Free: (866) 338-0047
info@canplats.com
http://www.canplats.com

G2 Consultants Corporation
NA Toll-Free: (866) 742-9990
Tel: (604) 742-9990
Fax: (604) 742-9991
canplats@g2consultants.com

To receive Canplats’ news releases by e-mail, contact Blaine Monaghan, Director, Investor Relations, at info@canplats.com or (866) 338-0047.  The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.  Some of the statements contained in the company’s news releases may be forward-looking statements such as the company’s future plans, objectives and goals.  The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements.  The risks and uncertainties include general and economic conditions as well as those described in Canplats’ SEC Form 20F as amended.